02045763

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15238

For the month of May 2002.
Total number of pages: 55.
The exhibit index is located on page 2.

NIDEC CORPORATION

(Translation of registrant's name into English)

10 Tsutsumisoto-cho, Nishikyogoku
Ukyo-ku, Kyoto 615-0854, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

TOKYO:21509.1

Information furnished on this form:

EXHIBITS

Nidec

For Immediate Release

July 11, 2002

Contact:

Tetsuji Arita, Managing Director
Telephone: +81-75-316-3385
E-mail: TETSUJI_ARITA@notes.nidec.co.jp

New York Stock Exchange Symbol: NJ
Stock Exchange Code (Tokyo, Osaka): 6594

Nidec and NTN to Establish a Joint Venture in China to Make Fluid Dynamic Bearing Units

Nidec Corporation will establish a joint venture in China with NTN Corporation to produce and sell fluid dynamic bearing ("FDB") units made of sintered alloy metal.

The two companies officially announced that they had decided to postpone the establishment of this joint venture on March 15, 2002, as a customer had accelerated their production timetable and consequently chose to use one of Nidec's existing proprietary FDB units. Since then, Nidec and NTN have been concentrating on adapting their FDB units made of sintered alloy metal to the next-generation products of their customers, through actual test production and product durability testing. Also, both companies have expedited the selection of a production site in response to a confirmed order from a major customer.

HDD makers are poised to employ FDB units, while expanding production and sales across China. In this environment, Nidec and NTN decided to launch a joint venture in China to produce a new type of FDB units, fluid dynamic bearings made of sintered alloy metal. The new company is named NTN-NIDEC (ZHEJIANG) CORPORATION, and will be located in "Zhejiang Pinghu Economic Development Zone" in Zhejiang province, on the outskirts of Shanghai. The Nidec group has been concentrating its production resources in this region, aiming to create factory complexes that function as the group's largest center of production.

In order to respond promptly to market demands, the new company will be established as early as late August this year. It is planning to commence production from March 2003. We plan to invest a total of 3.6 billion yen. Production volume will begin at 2.0 million units per month with the capacity to grow to 5.0 million units per month by the end of 2005 in proportion to demand growth.

- continued on the next page -

Proposed Outline of the New Company

1. Name of the Company: NTN-NIDEC (ZHEJIANG) CORPORATION
2. Line of Business: Production and sales of fluid dynamic bearings made of sintered alloy
3. Authorized Capital: Yen 1.6 billion
4. Shareholder: NTN Corporation 60% and Nidec Corporation 40%
5. Location of the New Company: Pinghu, Zhejiang province (in Zhejiang Pinghu Economic Development Zone), China
6. Anticipated Date of Establishment: Late August 2002
7. Anticipated Date that Production will Begin: March 2003
8. Land Area: 43,000 m^2
9. Floor Space: 10,000 m^2 (during the initial stage)
10. Total Investment: Yen 3.6 billion
11. Projected Production Output: Fiscal Year 2003, 2.0 million units/month (anticipated to increase up to 5.0 million units/month in proportion to increases in demand)
12. Employment plan: 1,200 employees during the initial stage (anticipated to increase up to 1,900 in proportion to increases in demand)

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Forward Looking Statements

This notice contains forward-looking statements, including statements relating to the current environment and forecasted growth in the HDD motor, system equipment and other motor, machinery and components industries, projected sales, the launch of new products by Nidec, Nidec's plans to reduce its cost structure, the strategy of expanding Nidec's access to new markets, expansion and/or allocation of Nidec's manufacturing facilities, market outlook and the return on growth and profitability. The forward-looking statements are based on management's assumptions and beliefs in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: changes in general economic conditions, fluctuation of currency exchange rates, overall supply and customer demand in the above-mentioned industries; pricing trends and other competitive factors; changes in customer order patterns; success in new product development; business conditions and growth in the above-mentioned industries, personal and enterprise computing industry, semi-conductor industry and auto industry; demand for digital home appliances; technological and market changes; Nidec's acquisition strategy; and manufacturing and sourcing risks. Nidec undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date hereof.

NIDEC CORPORATION

CORPORATE OFFICE: 10 TSUTSUMISOTO-CHO, NISHIKYOGOKU, UKYO-KU, KYOTO 615-0854, JAPAN
PHONE: KYOTO +81-75-316-3644 FAX: +81-75-316-2563
URL: www.nidec.co.jp/english/index.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: July 11, 2002

By: ______________________

Hiroshi Toriba
Senior Director, Investor Relations and Corporate Planning